                           STATEMENT OF FILING PERSONS

The undersigned, being the filing persons named in the Tender Offer Statement on
Schedule TO filed on June 14, 2005, as subsequently amended (the "Schedule TO"), relating to the tender offer by WorldGroup Holdings Ltd. for the outstanding shares of Robomatix Technologies Ltd., do hereby acknowledge as follows:

1.       Each of the undersigned is responsible for the adequacy and accuracy of the information set forth in the Schedule TO and in the documents incorporated therein by reference, including the Offer to Purchase, dated June 14, 2005, and the related Letter of Transmittal, as they may be amended from time to time (the Schedule TO and such other documents collectively, the "Filed Documents").

2.       Comments of the staff of the Securities and Exchange Commission (the
         "SEC") regarding the Filed Documents or changes to disclosure in the
         Filed Documents in response to such comments do not foreclose the SEC from taking any action with respect to the Filed Documents.

3.       None of the undersigned may assert comments of the SEC staff as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

                                        /s/    Zvi Barinboim
                                     --------------------------------
                                               Zvi Barinboim

                                     SILVERBOIM HOLDINGS LTD.

                                     By:        /s/    Zvi Barinboim
                                         -----------------------------
                                                Zvi Barinboim
                                                Chairman

                                     SPL SOFTWARE LTD.

                                     By:        /s/    Zvi Barinboim
                                         -----------------------------
                                                Zvi Barinboim
                                                Chairman

                                     By:        /s/   Zvi Bar Ness Nissensohn
                                         ---------------------------------------
                                                Zvi Bar Ness Nissensohn
                                                Director

                                     WORLDGROUP HOLDINGS LTD.

                                     By:        /s/    Zvi Barinboim
                                         ---------------------------------------
                                               Zvi Barinboim
                                               Chairman

                                      By:        /s/    Ehud Amir
                                          --------------------------------------
                                                 Ehud Amir
                                                 Chief Executive Officer

Date:  June 30, 2005